

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2010

Mr. Omri Amos Shalom
President
Top Gear, Inc.
72 Yehudah HaMaccabi Street
Unit 11
Tel Aviv, Israel 61070

> **Re:** **Top Gear, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 21, 2010**
> **File No. 333-168066**

Dear Mr. Shalom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements and related disclosures as necessary to comply with Rule 8-08 of Regulation S-X at the time of effectiveness. Please note that Rule 8-03 of Regulation S-X requires interim financial statements for the most recent fiscal quarter.

Outside Front Cover Page of Prospectus

2. We note your response to comment one in our letter dated August 5, 2010 and the related revisions in your filing. Please revise your statement to indicate that you have only commenced minimal organizational operations, if true, and that you have generated no revenues to date.

Dealer Prospectus Delivery Obligation

3. We note your response to comment three in our letter dated August 5, 2010 and the related revisions in your filing. We note, however, that the back cover page of the prospectus follows Part II of your registration statement instead of page F-11. Please re-locate the Dealer Prospectus Delivery Obligation to the back cover page of the prospectus. Please see Item 502(b) of Regulation S-K.

Risk Factors, page 4

4. We note your response to comment nine in our letter dated August 5, 2010 and the related revisions in your filing. Please clearly state, if true, that you do not have any current sources of financing to implement your marketing plan and to remain operational during the next twelve months.

5. We note your response to comment 11 in our letter dated August 5, 2010 and the related revisions in your filing. Please enhance your disclosure to specify at what stage(s) in your business plan you intend to develop and evaluate these strategic relationships. Please also specify how you plan to develop these relationships.

Selling Security Holders, page 15

6. Please update the table as of the most recent practicable date.

Management's Discussion and Analysis or Plan of Operation, page 19

7. We note your response to comment 15 in our letter dated August 5, 2010 and the related revisions in your filing. Please also confirm to us your understanding that you will update your prospectus for any material changes.

Plan of Operation, page 19

8. We note your response to comment 17 in our letter dated August 5, 2010 and your statement that your marketing team will "create the positioning for the Company and [will] determine how [you] will promote [y]our organization." To the extent part or all of your marketing plan remains to be determined, please clearly and consistently state so throughout your filing such as in your Marketing/Advertising Strategy section.

9. We note your response to comment 18 in our letter dated August 5, 2010 and your statement in the second paragraph on page 22 that you anticipate the cost for your marketing and advertising campaign for the next twelve months to be $16,980 which will be used for Google ads, Banner Ads, targeted web-site advertising, and print advertising. We further note your statement on pages 4 and 22 that your internet advertising campaign

will be timed to coincide with the launch of your website. You also state on page 20 that you hope to be fully operational by the second quarter of 2011 with your website fully functional for both your field representatives and customers. Please specify:

- how much and what part of your budgeted expenditures set forth on page 34 are allocated toward development of your website; and
- how, if at all, your website will differ for your field representatives and customers.

Please further detail:

- what steps you have taken toward the development and launch of your website (beyond reserving your domain name) and the costs associated with each step;
- what steps remain to be taken in order to launch your website and the estimated timeframe and costs associated with each step;
- when you plan to develop or purchase the online reporting tools or billing software for your contractors which you reference on page 20 and when you plan to digitally format your "marketing collateral" in international languages which you reference on page 24;
- what your "marketing collateral" is comprised of; and
- how you intend to use the "Misc." $20,000 of your budgeted expenditures.

To the extent your website will differ for your field representatives and customers, please detail the estimated timeframe and cost associated with each of these websites.

Description of Business, page 26

Overview of the Company, page 26

10. We note your response to comment 21 in our letter dated August 5, 2010. Based on the related revisions in your filing and the supplemental materials provided:

- Please provide us the source for the following statement on page 26, "Consumers are becoming increasingly disillusioned with food supplier's claims of quality and are looking for other forms of confirmation of product safety outside of the regular framework and independent of government or corporate control." We note that the article provided does not appear to be applicable to food suppliers. Alternatively, please characterize this statement as your belief.
- Please provide us the source for the following statement on page 28, "The kosher certification system…is not based on profit margins or annual production budgets," as the cited source does not include this statement. Alternatively, please characterize this statement as your belief.

- Please provide us the source for the following statement on page 28, "Until recently, the kosher certification market has been serviced mainly by non-profit organizations." Alternatively, please characterize this statement as your belief.
- Please characterize the following statement on page 33 as your belief, "Kosher certifying agencies have traditionally covered very limited geographical areas, due to the travel requirement for personal inspections and involvement in the daily preparation processes. This limitation has resulted in a large number of regional kosher certifiers that have only built up reliable reputations within their local markets." We note your response that that this statement is based on management's opinion.

11. We note your response to comment 22 in our letter dated August 5, 2010 and the related revisions in your filing. We further note that the cited source on page 32 makes no mention of respect for the kosher symbol by Jehovah's Witnesses. Please clarify or revise.

Our Services, page 28

12. We note your response to comments 23 and 24 in our letter dated August 5, 2010 and the related revisions in your filing stating that you "plan to provide kosher certification services promptly, expeditiously, and at a competitive cost" and "believe that [you] will be able to provide a shorter turn-around time from initial inquiry to on-site inspection and certification." We further note your statement that you believe that "a majority of [y]our competitors are long-time established non-profit organizations" and that "they tend to conduct their business affairs in a manner which is not commercially savvy." Please approximate or quantify how the timing and cost of your services will compare with your competitors. Please further specify why you believe your competitors are "not commercially savvy" outside of their status as non-profit organizations.

Directors, Executive Officers, Promoters and Control Persons, page 36

13. We note your response to comment 30 in our letter dated August 5, 2010 and the related revisions in your filing. Please revise to specify when Messrs. Shalom and Bergman began their term of office in their capacities as both directors and officers. Please see Item 401(a) and 401(b) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 39

14. Please update the table as of the most recent practicable date.

Certain Relationships and Related Transactions, page 40

15. We note your response to comment 34 in our letter dated August 5, 2010. Please clarify whether or not you entered into a registration rights agreement with your selling

shareholders. To the extent you entered into such an agreement in writing, please file this agreement as a material contract. Please see Items 601(b)(4) and 601(b)(10) of Regulation S-K. Please also enhance your disclosure to specify the type of progress your company made between February and June of 2009 that resulted in the higher share price to your selling stockholders.

You may contact Elizabeth Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steve Kronengold
        SRK Kronengold Law Offices